Filed by Pivotal Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pivotal Acquisition Corp. (File No. 001-38789)

Commission File No. for the Related Registration Statement: 333-232238

Pivotal Announces KLDiscovery’s Third Quarter Results

•	Third quarter revenue of $78.2 million is up 6% over last year

•	Net Loss improves 35% year-over-year to $11.3 million

•	Adjusted EBITDA of $16.8 million surges 28% vs. year ago

•	KLD updates 2019 and 2020 forecast due to delayed merger closing with Pivotal

New York, NY and McLean, VA, November 15, 2019 – Pivotal Acquisition Corp (NYSE: PVT) (“Pivotal”), a special purpose acquisition corporation, announced 2019 third quarter results of KLDiscovery (“KLD”), a leading global provider of electronic discovery, information governance and data recovery services.

Highlights for the Third Quarter of 2019

KLD achieved total quarterly revenue of $78.2 million for the quarter ended September 30, 2019, as revenue growth increased by 6% compared to the third quarter of 2018. Net loss for the quarter ended September 30, 2019 was $11.3 million, an improvement of 35% over the prior year period’s net loss of $17.4 million. Adjusted EBITDA was $16.8 million, a 28% increase over the prior year period’s adjusted EBITDA of $13.1 million.

Revenue for the nine months ended September 30, 2019 totaled $231.5 million, an increase of 6% compared to $219.2 million during the same period in 2018. Net loss for the nine months ended September 30, 2019 was $36.2 million, a solid improvement of 28% over the prior year period’s net loss of $50.6 million. Adjusted EBITDA for the nine months ended September 30, 2019 was $51.5 million, representing a 25% increase over the prior nine-month period’s adjusted EBITDA of $41.1 million.

“We achieved another very strong quarter of revenue growth in the third quarter as we continue to grow relationships with existing clients, add new customers and achieve cross-selling synergies from the integration of our acquisitions,” said Chris Weiler, Chief Executive Officer of KLDiscovery.

“KLDiscovery turned in an excellent quarter of top line growth and accelerated adjusted EBITDA,” said Jonathan Ledecky, Pivotal’s Chairman and Chief Executive Officer. “The management of KLDiscovery is looking forward to resuming its acquisition strategy in early 2020 upon completion of the proposed merger with Pivotal scheduled for December 2019.

2019 and 2020 Outlook

Due to the lengthy delay in the completion of the proposed merger with Pivotal, KLD is updating its outlook for the fiscal years ending December 31, 2019 and 2020. The closing delay of the merger with Pivotal originally announced in May 2019 has resulted in a slower than expected acquisition program in the second half of 2019. The impact of this closing delay has resulted in the original forecasted incremental revenue, operating profit, expense reduction synergies and operating efficiencies from these potential acquisitions to be pushed back by two full quarters.

Pivotal now reports that KLD’s full-year 2019 outlook revenue will be in a range of approximately $307-$310 million and Adjusted EBITDA will be in a range of approximately $67-$70 million due mainly to incremental technology expenses and a mix shift of more managed review revenue than anticipated. This compares to previous KLD guidance provided in May 2019 for fiscal year ending December 31, 2019 revenue of approximately $310 million and approximately $75 million in Adjusted EBITDA.

For the full-year 2020, KLD now expects revenue in the range of approximately $335-$355 million and Adjusted EBITDA in a range of approximately $80-$85 million. This guidance includes current trendline organic growth plus significant operating synergies and expense savings from the resumption of the Company’s acquisition program by the second quarter of 2020. The forecast includes $4 million of incremental public company costs for 2020 which have been revised as part of the merger process. This compares to previous guidance provided in May 2019 of approximately $347 million in revenue and approximately $92 million in Adjusted EBITDA. The previous guidance was based on a September 30, 2019 projected merger closing with Pivotal and the resumption of an acquisition program in the fourth quarter of fiscal 2019 which did not occur.

Further information about the Company can be found in the definitive proxy statement/prospectus, which was declared effective by the SEC on November 12, 2019. This guidance is subject to the risks and uncertainties described in the “Forward Looking Statements” below.

Additional Information and Where to Find It

Pivotal will file its definitive proxy statement/prospectus with the Securities and Exchange Commission (“SEC”) which was declared effective by the SEC to be used in connection with its meeting of stockholders to approve the proposed transaction with KLD. The proxy statement/prospectus will be mailed to stockholders as of November 18, 2019. INVESTORS AND SECURITY HOLDERS OF PIVOTAL ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of the definitive proxy statement/prospectus and other documents containing important information about Pivotal and KLD once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Pivotal when and if available, can be obtained free of charge on Pivotal’s website at www.pivotalac.com or by directing a written request to Pivotal Acquisition Corp., c/o Graubard Miller, The Chrysler Building, 405 Lexington Avenue, 11th Floor, New York, New York 10174.

Participants in the Solicitation

Pivotal and KLD and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Pivotal’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Pivotal’s directors and officers in Pivotal’s filings with the SEC, including the definitive proxy statement/prospectus and Pivotal’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on April 1, 2019. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Pivotal’s stockholders in connection with the proposed business combination will be set forth in the definitive proxy statement/prospectus.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Use of Non-GAAP Financial Measures

KLD prepares audited financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). KLD also discloses and discusses non-GAAP financial measures such as adjusted EBITDA. KLD believes that these measures are relevant and provide useful information to investors by providing a baseline for evaluation and comparing its operating performance against that of other companies in KLD’s industry.

The non-GAAP financial measures that KLD uses may not be comparable to similarly titled measures reported by other companies. Also, in the future, KLD may disclose different non-GAAP financial measures in order to help its investors meaningfully evaluate and compare its results of operations to its previously reported results of operations or to those of other companies in KLD’s industry. KLD also believes the use of non-GAAP financial measures reflects its ongoing operating performance because the isolation of non-cash charges, such as amortization and depreciation, and other items, such as interest, income taxes, management fees and equity compensation, acquisition and transaction costs, restructuring costs, systems establishment, and costs associated with strategic initiatives which are incurred outside the ordinary course of business, and provide information about KLD’s cost structure, that helps track its operating progress. In addition, KLD urges investors and potential investors to carefully review the GAAP financial information and compare with its adjusted EBITDA.

Adjusted EBITDA

KLD views adjusted EBITDA as an operating performance measure and as such, it believes that the most directly comparable GAAP financial measure is net loss. In calculating adjusted EBITDA, KLD excludes from net loss certain items that it believes are not reflective of KLD’s ongoing business and exclusion of these items allows KLD to provide additional analysis of the financial components of the day-to-day operation of its business. KLD has outlined below the type and scope of these exclusions.

About KLDiscovery

KLDiscovery provides technology-enabled services and software to help law firms, corporations, government agencies and consumers solve complex data challenges. The company, with offices in 40+ locations across 20 countries, is a global leader in delivering best-in-class eDiscovery, information governance and data recovery solutions to support the litigation, regulatory compliance, internal investigation and data recovery and management needs of our clients. Serving clients for over 30 years, KLDiscovery offers data collection and forensic investigation, early case assessment, electronic discovery and data processing, application software and data hosting for web-based document reviews, and managed document review services. In addition, through its global Ontrack Data Recovery business, KLDiscovery delivers world-class data recovery, email extraction and restoration, data destruction and tape management. KLDiscovery has been recognized as one of the fastest growing companies in North America by both Inc. Magazine (Inc. 5000) and Deloitte (Deloitte’s Technology Fast 500) and CEO Chris Weiler was recognized as a 2014 Ernst & Young Entrepreneur of the Year™. Additionally, KLDiscovery is a Relativity Certified Partner and maintains ISO/IEC 27001 Certified data centers around the world. For more information, please email info@kldiscovery.com or visit www.kldiscovery.com.

About Pivotal Acquisition Corp.

Pivotal Acquisition Corp. (NYSE: PVT), a public investment vehicle, is a blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities. Pivotal’s securities are quoted on the New York Stock Exchange under the ticker symbols PVT, PVT WS and PVT.U. For more information, visit www.pivotalac.com.

Forward Looking Statements

This press release includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements contained in this press release other than statements of historical facts, including, without limitation, statements regarding KLD’s future financial and business performance for the full-years 2019 and 2020, attractiveness of KLD’s product offerings and platform and the value proposition of KLD’s products, are forward-looking statements. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Pivotal’s or KLD’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by Pivotal stockholders; the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; KLD’s ability to execute on its plans to develop and market new products and the timing of these development programs; KLD’s estimates of the size of the markets for its solutions; the rate and degree of market acceptance of KLD’s solutions; the success of other competing technologies that may become available; KLD’s ability to identify and integrate acquisitions; the performance and security of KLD’s services; potential litigation involving Pivotal or KLD; and general economic and market conditions impacting demand for KLD’s services. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, the failure of other closing conditions, as well as other risks and uncertainties set forth in the “Risk Factors” section of Pivotal’s Registration Statement on Form S-4 and any subsequent reports that Pivotal files with the SEC. Neither Pivotal nor KLD undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Investor Contact

Richard Simonelli

973-896-8184

Richard.Simonelli@KLDiscovery.com

Media Contact

Krystina Jones

888-811-3789

Krystina.Jones@KLDiscovery.com

Consolidated Statements of Operations and Comprehensive Income

(In thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Revenues	$78,169	$73,776	$231,527	$219,173
Cost of revenues	42,018	39,838	118,937	119,441

Gross profit	36,151	33,938	112,590	99,732

Operating expenses
General and administrative	12,223	14,322	41,879	40,911
Research and development	1,533	1,573	4,455	4,886
Sales and marketing	12,043	13,552	36,212	41,912
Depreciation and amortization	9,525	10,338	29,243	31,402

Total operating expenses	35,324	39,785	111,789	119,111

Income (Loss) from operations	827	(5,847)	801	(19,379)
Other (income) expenses
Other (income) expense	(9)	16	122	52
Interest expense	12,034	11,849	36,487	34,480

Loss before income taxes	(11,198)	(17,712)	(35,808)	(53,911)
Income tax (benefit) provision	62	(277)	391	(3,303)

Net loss	$(11,260)	$(17,435)	$(36,199)	$(50,608)

Other comprehensive income (loss), net of tax
Foreign currency translation	(2,248)	2,594	(2,293)	(1,261)

Total other comprehensive income (loss), net of tax	(2,248)	2,594	(2,293)	(1,261)

Comprehensive loss	$(13,508)	$(14,841)	$(38,492)	$(51,869)

Net loss per share - basic and diluted	$(3.04)	$(4.95)	$(9.80)	$(14.64)

Weighted average shares outstanding - basic and diluted	3,704,162	3,524,589	3,692,830	3,456,061

Reconciliation of Non-GAAP Financial Measures

(In thousands, Unaudited)

	For The Three Months Ended September,
(in thousands)	2019	2018
Net loss	$(11,260)	$(17,435)
Interest expense	$12,034	$11,849
Income tax expense (benefit)	$62	$(277)
Depreciation and amortization expense	$12,551	$13,047

EBITDA	$13,387	$7,184
Acquisition, financing and transaction costs	$749	$(2)
Strategic Initiatives:
Sign-on bonus amortization	$113	$1,822
Non-recoverable draw	$879	$1,525
Recruiting and signing bonuses	$—	$140
Legal fees	$—	$149

Total strategic initiatives	$992	$3,636
Management fees, stock compensation and other	$717	$669
Restructuring costs	$252	$1,284
Systems establishment	$665	$368

Adjusted EBITDA	$16,762	$13,139

	For The Nine Months Ended September,
	2019	2018
Net loss	$(36,199)	$(50,608)
Interest expense	$36,487	$34,480
Income tax expense (benefit)	$391	$(3,303)
Depreciation and amortization expense	$37,614	$41,925

EBITDA	$38,293	$22,494
Acquisition, financing and transaction costs	$3,505	$784
Strategic Initiatives:
Sign-on bonus amortization	$338	$4,557
Non-recoverable draw	$2,913	$4,465
Recruiting and signing bonuses	$—	$944
Legal fees	$—	$2,307

Total strategic initiatives	$3,251	$12,273
Management fees, stock compensation and other	$2,817	$2,627
Restructuring costs	$1,588	$2,154
Systems establishment	$2,025	$791

Adjusted EBITDA	$51,479	$41,123